Adelante U.S. Real Estate Securities Fund
Results of the Shareholder Meeting

A Special Meeting of the Shareholders of the Adelante U.S. Real Estate Securities Fund (the "Fund"), a series of Adelante Funds (the "Trust") was held on January 11, 2005 where shareholders voted on a new investment advisory agreement between the Trust and Adelante Capital Management LLC with respect to the Fund.

With regard to the approval of the new investment advisory agreement between the Trust and Adelante Capital Management LLC with respect to the Fund, 2,098,458 shares voted in favor of the proposal, 8,923 shares voted against, 21,953 shares abstained, and 232,358 shares were not voted.